Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

May 2, 2022.

Item 3	News Release

The press release attached as Schedule “A” was released on May 2, 2022 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

May 2, 2022.

Schedule “A”

Bitfarms Provides April 2022 Production and Mining Operations Update

-

- Mines 405 Bitcoins for an Average of 13.5 Bitcoins per Day -

- Increases Hashrate 600 Petahash to 3.3 EH/s -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (May 2, 2022) - Bitfarms Ltd. (NASDAQ: BITF

// TSX: BITF), a global Bitcoin self-mining company, provided a Bitcoin (BTC) production and mining operations update for April 2022.

“In early April, we surpassed our 3 exahash per second goal (EH/s) with the start of production at our Leger farm, our ninth operating facility. This momentum continued throughout the month, with new miner installations driving our hashrate to over 3.3 EH/s at month-end, up 22% from 2.7 EH/s at the end of March said Emiliano Grodzki, CEO of Bitfarms. “This incremental capacity helped drive our average daily production in April to

13.5 BTC/day, up 15% from 11.7 BTC/day in March, and I’m proud to say we exited April running at over 14 BTC/day.”

“We continue to be on track to complete the build out of Leger in May, as well as the second phase of construction at The Bunker in June. These activities are intended to bring on incremental capacity of 32 MW and, in conjunction with ongoing miner installations, are expected to add approximately 640 petahash per second (PH/s) to our online hashrate,” added Grodzki.

Mining Production

•	3.3 EH/s online, up from 2.7 EH/s as of March 31, 2022.
•	405 new BTC mined during April 2022, up 75% from April 2021.
•	13.5 BTC mined daily on average in April, equivalent to about US$520,000 per day and approximately US$15.6 million for the month based on a BTC price of US$38,500 on April 30, 2022.
•	403 BTC from mining operations deposited into custody in April.
•	5,646 BTC in custody on April 30, 2022, representing a total value of approximately US$217 million based on a BTC price of US$38,500.

Mining Operations

•	Initiated production at the Leger site in City of Sherbrooke, Québec, increasing total farms in production to nine and increasing operational capacity by 16 megawatts (MW) of its planned total of 30 MW of capacity.
•	Approximately 5,900 new miners were installed, adding more than 590 PH/s to Bitfarms’ online hashrate.
•	Increased total electrical capacity by 16 MW to 137 MW.
•	Officially launched the Company’s revamped proprietary miner management system that has been in beta test for the last 9 months. The new management software features improved controls, tracking, sensors, alarms, visualizations, and performance metrics, giving the Company the capability to manage and track the individual performance of hundreds of thousands of miners across its globally decentralized mining farms with a focus on maximizing uptime.

Bitfarms’ BTC 2022 Monthly Production

Month	BTC
January	301
February	298
March	363
April	405

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market. On February 24, 2022, the Company was further honoured by the TSX-V as Venture 50 Winner, placing first in the Technology sector. On April 8, 2022, Bitfarms up-listed from the TSX-V to the TSX.

Operationally, Bitfarms has a diversified production platform with seven industrial scale facilities located in Québec, one in Washington state, and one in Paraguay. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-

term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities: Website: www.bitfarms.com

https://www.facebook.com/bitfarms/ https://twitter.com/Bitfarms_io https://www.instagram.com/bitfarms/ https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The information in this release regarding expectations regarding the build out of Leger and construction at The Bunker, the benefits of acquiring and holding Bitcoin, its future rate of Bitcoin production, its future accumulation of Bitcoin, its expansion plans in general, and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes”

or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations: LHA Investor Relations

David Barnard

+1 415-433-3777

Investors@bitfarms.com

US Media:

YAP Global

Mia Grodsky, Account Executive mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications valerie@ryanap.com